CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED

2007 JUN -8 A 11:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	082-02636
Attention:			
From:	Gordon Keevil		SUPPL
Re:	News Releases		

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

07024287

PROCESSED

JUN 12 2007

THOMSON FINANCIAL

6/11

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

June 4, 2007

12(g) No. 82-2636
Symbol CRN-T

QR GOLD MINE CONTINUES TO MOVE TOWARDS PRODUCTION

June 4, 2007 - Vancouver, British Columbia – Cross Lake Minerals Ltd. (the "**Company**" or "**Cross Lake**") is pleased to provide this update of operations for the QR Gold Mine, which is located approximately 60 kilometers southeast of Quesnel, British Columbia. Operations at the QR Mine site are continuing at a rapid pace as Cross Lake continues to prepare the site for the commencement of mining operations in the third quarter.

The crushing circuit is now operating and the grinding circuit has been rehabilitated. The Mill electrical distribution system has now been largely readied for operations and the gold extraction circuit is being systematically restored and readied for operation. The onsite electrical transmission system is also being installed and/or updated for Hydro Power rather than diesel generated power that was used for the previous operations. BC Hydro is well underway with the construction of the transmission line for meeting the target date in July. The contractor commissioned to complete the necessary modification of the tailings containment pond is also now on site and working towards the target completion date. The assay lab has been commissioned and is now operational.

Development and the necessary surface preparations for mining are also well underway. The Northwest Zone has been stripped of overburden and is ready for development. The West Zone decline collar is complete and the decline is also underway at a length of 75 meters. This access will allow for final drilling and development of this deposit for early processing. In addition, the Midwest Zone, which was previously dewatered, will be developed in due course according to the mine schedule. Again, no major difficulties or delays have been encountered to date regarding the mining development.

As the mine is being readied for production, the North Zone exploration decline is continuing to be developed on an ongoing basis. At this time, the decline has been completed to a length of 400 meters and is expected to be completed in July. Shortly thereafter, underground diamond drilling will commence to provide the detailed information necessary for engineering and development planning.

"We are very pleased to see the project continue to move forward uninterrupted and that the major components of the Mill have been successfully rehabilitated" stated Gordon Keevil, President. The QR Project is being supervised by Mr. Ross Hollinger who is the designated Qualified Person and Mine Manager.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

END